Exhibit 99.1
Shinhan Financial Group 2020 1Q Earnings Release Conference

Shinhan Financial Group will be holding its 2020 1Q Earnings Release Conference on Friday, April 24, 2020. The conference will be aired through a live audio webcast on our website – both PC and mobile, www.shinhangroup.com. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:

-	Agenda: 2020 1Q Earnings Release and Q&A
-	Date: April 24, 2020 (Friday)
-	Time: 16:00 (Seoul Time)
-	Format: Live Audio Webcast and Conference Call
-	Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

-	To participate in the Q&A Session:

From Overseas, please dial: 82-31-810-3144

From Korea, please dial: 031-810-3144

Pass Code: 9505#

To request a question, please press: *1 (numbers * and 1)

To cancel a question, please press: *2 (numbers * and 2)

-	To listen to a recording of the Conference Call:

From Overseas, please dial: 82-31-931-3100

From Korea, please dial: 031-931-3100

Pass Code: 22354#

Button Instructions

Instructions	DTMF Code
1 min FF	1
5 mins FF	7
1 min REW	3
5 mins REW	9
Pause	5
To cancel Pause	5

-	To register in advance

http://pin.teletogether.com/eng

Pass Code: 9505

Our 2020 1Q Earnings Release presentation material will be available at our website, www.shinhangroup.com, at the time of the web-cast and Q&A session.